UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Retrophin, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761299106

(CUSIP Number)

James Silverman, 9B Russell Street, Cambridge, MA 02140, 617-229-5085

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761299106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Opaleye L.P
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)

The Reporting Persons acquired the shares of Common Stock reported herein in market transactions, and in privately negotiated transactions, using working capital of the Fund and the Account to fund the purchase of such shares.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 930,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 930,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%

14.	TYPE OF REPORTING PERSON (see instructions) PN Limited Partnership

CUSIP No. 761299106	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer. This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Retrophin, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is: 777 Third Avenue, 22nd Floor, New York, NY, 10017

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of (i) Opaleye, L.P. (the “Fund”), (ii) James Silverman, and (iii) Opaleye GP, LLC (“Opaleye” and together with each of the foregoing, the “Reporting Persons”).

Shares reported herein for the Fund represent shares of Common Stock and warrants exercisable into Common Stock, beneficially owned and held of record by the Fund. Shares reported herein for Opaleye represent (a) the above-referenced shares of Common Stock reported for the Fund, for which Opaleye GP, LLC serves as the sole general partner, and (b) warrants exercisable into shares of common stock (c) shares of Common Stock held in a separately managed account for which James Silverman is the holder. Shares reported herein for Mr. Silverman represent the above-referenced shares of Common Stock reported for Opaleye, for which Mr. Silverman serves as the manager. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported herein in market transaction and privately negotiated transactions using working capital of the Fund and the Account to fund the purchase of such shares.

Item 4.  Purpose of Transaction.

This Item 4 is no longer applicable since the Reporting Persons are not longer subject to the filing requirements pursuant to Rule 13d-1 under the Securities Exchange of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2015.

(c) The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 761299106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opaleye L.P. By James Silverman

Opaleye GP LLC By James Silverman

James Silverman James Silverman